SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No. 3)1

LIONBRIDGE TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

536252 10 9

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d - 1(b)

☐ Rule 13d - 1(c)

☒ Rule 13d - 1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 536252 10 9	13G	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Capital Resource Lenders III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 6 SHARED VOTING POWER Less than 5% 7 SOLE DISPOSITIVE POWER 8 SHARED DISPOSITIVE POWER Less than 5%

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5%

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 5%

12	TYPE OF REPORTING PERSON * PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 536252 10 9	13G	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Capital Resource Partners III, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 6 SHARED VOTING POWER Less than 5% 7 SOLE DISPOSITIVE POWER 8 SHARED DISPOSITIVE POWER Less than 5%

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5%

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 5%

12	TYPE OF REPORTING PERSON * CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 536252 10 9	13G	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CRP Investment Partners III, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 6 SHARED VOTING POWER Less than 5% 7 SOLE DISPOSITIVE POWER 8 SHARED DISPOSITIVE POWER Less than 5%

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5%

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 5%

12	TYPE OF REPORTING PERSON * CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 536252 10 9	13G	Page 5 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert C. Ammerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 6 SHARED VOTING POWER Less than 5% 7 SOLE DISPOSITIVE POWER 8 SHARED DISPOSITIVE POWER Less than 5%

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5%

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 5%

12	TYPE OF REPORTING PERSON * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 536252 10 9	13G	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fred C. Danforth

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 6 SHARED VOTING POWER Less than 5% 7 SOLE DISPOSITIVE POWER 8 SHARED DISPOSITIVE POWER Less than 5%

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5%

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 5%

12	TYPE OF REPORTING PERSON * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 536252 10 9	13G	Page 7 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen M. Jenks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 6 SHARED VOTING POWER Less than 5% 7 SOLE DISPOSITIVE POWER 8 SHARED DISPOSITIVE POWER Less than 5%

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5%

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 5%

12	TYPE OF REPORTING PERSON * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 536252 10 9	13G	Page 8 of 17 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alexander S. McGrath

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 6 SHARED VOTING POWER Less than 5% 7 SOLE DISPOSITIVE POWER 8 SHARED DISPOSITIVE POWER Less than 5%

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5%

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 5%

12	TYPE OF REPORTING PERSON * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a).	Name of Issuer:

Lionbridge Technologies, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

950 Winter Street

Waltham, MA 02451

Item 2 (a).	Name of Person Filing:

Capital Resource Lenders III, L.P. (“CRL III”), Capital Resource Partners III, L.L.C. (“CRP III”), CRP Investment Partners III, L.L.C. (“CRP IP III”), Robert C. Ammerman (“Ammerman”), Fred C. Danforth (“Danforth”), Stephen M. Jenks (“Jenks”) and Alexander S. McGrath (“McGrath”). The persons named in this paragraph are referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”.

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is Capital Resource Partners, 85 Merrimac Street, Suite 200, Boston, MA 02114.

Item 2 (c).	Citizenship:

CRL III is a limited partnership organized under the laws of the State of Delaware. CRP III is a limited liability company organized under the laws of the State of Delaware. CRP IP III is a limited liability company organized under the laws of the State of Delaware. Each of Ammerman, Danforth, Jenks and McGrath is a United States citizen.

Item 2 (d).	Title of Class of Securities:

Common Stock, $.01 Par Value Per Share

Item 2 (e).	CUSIP Number

536252 10 9

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

Less than 5%.

(b)	Percent of Class:

Less than 5%. The foregoing percentages are calculated based on the 46,117,003 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of Lionbridge Technologies, Inc. for the quarter ended September 30, 2003.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: Less than 5%

(ii)	Shared power to vote or to direct the vote: Less than 5%.

(iii)	Sole power to dispose or to direct the disposition of :

Less than 5%.

(iv)	Shared power to vote or to direct the vote:

Less than 5%.

Item 5.	Ownership of Five Percent or Less of a Class:

Each reporting person ceased to own beneficially more than 5% of the outstanding Common Stock of the Issuer as of December 31, 2003.

ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 11, 2000, ON AMENDMENT NO. 1 TO THE SCHEDULE 13G DATED AS OF FEBRUARY 12, 2002 AND ON AMENDMENT NO. 2 TO THE SCHEDULE 13G DATED AS OF FEBRUARY 12, 2003, WHICH WERE FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF THE ISSUER REMAIN UNCHANGED.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2004

CAPITAL RESOURCE LENDERS III, L.P.

By:	Capital Resource Partners III, L.L.C.
Its General Partner

By:	*
Name: Robert C. Ammerman
Title: Managing Member

CAPITAL RESOURCE PARTNERS III, L.L.C.

By:	*
Name: Robert C. Ammerman
Title: Managing Member

CRP INVESTMENT PARTNERS III, L.L.C.

By:	*
Name: Robert C. Ammerman
Title: Manager

*
Robert C. Ammerman

*
Fred C. Danforth

*
Stephen M. Jenks

*
Alexander S. McGrath

* By:	/s/ Laura T. Ketchum
Laura T. Ketchum
Attorney-in-Fact

This Schedule 13G was executed by Laura T. Ketchum pursuant to Powers of Attorney filed herewith as Exhibit 2.